UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FLINT TELECOM GROUP, INC.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 339670 10 1
(CUSIP Number) Ronald L. Brown, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 339670 10 1	Page 1 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON China Voice Holding Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) 9 (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)9
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 9
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14	TYPE OF REPORTING PERSON CO

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SCHEDULE 13D

Filed Pursuant to Rule 13d-1

ITEM 1.Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Flint Telecom Group, Inc., a Nevada corporation (the “Issuer”) and is being filed by China Voice Holding Corp., a Nevada corporation (the “Reporting Person”). The Issuer’s principal executive offices are located at 327 Plaza Real, Suite 319, Boca Raton, Florida 33432.

ITEM 2.Identity and Background.

No change..

ITEM 3.Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 21,000,000 shares (the “Shares”) of the Issuer’s Common Stock which it acquired on January 29, 2009, in a private transaction in which five wholly-owned subsidiaries of Issuer merged with six wholly-owned subsidiaries of Reporting Person in exchange for 21,000,000 shares of Issuer’s restricted common stock and $1,500,000 in cash, $500,000 of which was paid at the Closing and the remaining $1,000,000 was to be paid in two installments of $500,000 each on February 12, 2009 and March 31, 2009, pursuant to a definitive Agreement and Plan of Merger dated January 29, 2009 by and among Issuer, Flint Acquisition corps. (A-E), each a wholly-owned subsidiary of Issuer, Reporting Person, CVC Int’l Inc., Cable and Voice Corporation, StarCom Alliance Inc., Dial-Tone Communication Inc., and Phone House Inc. of Florida and California, each a wholly-owned subsidiary of Reporting Person and collectively referred to as the “Targets” (the “Merger Agreement”).

On April 24, 2009, the parties entered into an amendment to the Merger Agreement, pursuant to which the final two installments were instead paid in the form of $200,000 cash on March 16, 2009, and the issuance of 800,000 shares of the Issuer’s Series C Preferred Stock, issue price $1.00 per share. Such shares are redeemable by Reporting Person in the amounts of $275,000 during May 2009 and five monthly installments of $105,000 beginning July 15, 2009 (or sooner if Issuer obtains certain financings).

Of the 21,000,000 shares, 6,300,000 shares of Common Stock of Issuer were to be held in Escrow until January 29, 2011. In the April 24, 2009 amendment, the escrowed shares were released to Reporting Person and the rights of offset for failure to meet revenue targets were deleted .

ITEM 4.Purpose of Transaction.

No change, except that the $1,500,000 payment will be made in the form of cash of $500,000 on or before April 30, 209, and 1,000,000 shares of Issuer’s Series C Preferred Stock that is redeemable by Reporting Person in installments of $275,000 in May 2009 and five

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monthly installments of $145,000 beginning July 15, 2009 (or sooner if Issuer obtains certain financings).

.

ITEM 5.Interests in Securities of the Issuer.

No change

ITEM 6.Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

No change

ITEM 7.Material to be Filed as Exhibits.

1*
First Amendment to the Agreement and Plan of Merger by and among Flint, Flint Acquisition Corps. (A-E), each a wholly owned subsidiary of Flint, CHVC, CVC Int’l Inc., Cable and Voice Corporation, StarCom Alliance Inc, Dial-Tone Communication Inc, Phone House Inc. (of Florida) and Phone House, Inc. (of California) dated April 24, 2009.

2*	First Amendment to the Stock Purchase Agreement by and among China Voice Holding Corp. and Flint Telecom Group, Inc. dated April 24, 2009.
3*	First Amendment to the Promissory note issued from Flint Telecom Group, Inc. to China Voice Holding Corp. dated March 16, 2009.
4*	Security Agreement by and among Flint Telecom Group, Inc. and China Voice Holding Corp. dated April 24, 2009.

_______________________________

* - Incorporated by reference to Reporting Person’s Form 8-K filed with the Commission on April 30, 2009

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:                      April 30, 2009

CHINA VOICE HOLDING CORP.

By:           /s/ Bill Burbank

Bill Burbank, President and Chief Executive Officer

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Attention:  Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

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